In preparation of 11.30.2013 NSAR, please provide answers for the questions below on the below trust:

American Century Strategic Asset Allocations, Inc.

American Century World Mutual Funds, Inc.

If we could receive the answers by 12/16/2013 that would be greatly appreciated!

Considerations which affected the participation of brokers or dealers or other entities in commissions or other compensation paid on portfolio transactions of Registrant: (FOR SERIES COMPANIES THIS ITEM IS TO BE ANSWERED IN TOTAL FOR ALL SERIES) Answers each of the following with “Y” or “N”. Y/N

26A0: Sales of Registrant's / Series' shares: N

26B0: Receipt of investment research and statistical information: Y

26C0: Receipt of quotations for portfolio valuations: N

26D0: Ability to execute portfolio transactions to obtain best price and execution: Y

26E0: Receipt of telephone line and wire services: N

26F0: Broker or dealer which is an affiliated person: N

26G1: ( i ) To investment advisor, principal underwriter, or an affiliated person of either: N

26G2: ( ii ) To Registrant: N

26H0: Other: N

Jason Engelkemeyer

Fund Administration-Client Operations

State Street Global Services | Copley Place, 100 Huntington Ave, Boston, MA 02116 |

P 617.662.6005

jdengelkemeyer@statestreet.com

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